Suite # 507 – 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
Phone # 604-669-1081 Fax # 604-669-2015
Website: www.canadianrockport.com e-mail – crh@canadianrockport.com

December 10, 2005

Mr. John Cash
Accounting Branch Chief
Security and Exchange Commission
Washington, DC 20549-7010

Re:	Canadian Rockport Homes International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 333-62786

Dear Mr. Cash,

This is in response to the Commission’s comments as reflected in its November 15, 2005 correspondence pertaining to the filing of our Form 10-K the year ended December 31, 2004. Our response is as follows:

Form 10-K For the Year Ended December 31, 2004

Item 1 – General

The Registrant has filed its required Exchange Act filings including Form 10-Q’s through June 30, 2005 (see our response to item 5 below)

Item 2 – Liquidity and Capital

The Registrant has amended its 10-K and expanded its table of contractual obligations and added a discussion of its required payments pursuant to Item 303(A)(5) of Regulation S-K.

Mr. John Cash
December 10, 2005

Item 3 – Management’s Discussion and Analysis of Financial Condition

The Registrant has amended its 10-K and expanded its discussion regarding the conclusion of its contract with TWiC and its impact on the future operation of the Company.

Item 4 – Consolidated Statement of Stockholders’ Equity (Deficit)

The Registrant has amended its 10-K to revise its statement of stockholders’ equity (deficit) in its entirety.

Item 5 – Item 9A –Controls and Procedures

Management believes that its controls and procedures are effective to ensure that all material information required to be filed in its Exchange Act filings including Forms 10-K and 10-Q’s. The delay in our filings pertains to our ability to pay our outside accountants and auditor in a timely manner.

Item 6 - Item 9A –Controls and Procedures

The Registrant has amended its 10-K to include a revision of its controls and procedures as requested.

Form 10-Q For the Quarter Ended March 31, 2005

Item 7 - Leases

SFAS Number 140 paragraph 16 states that “A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds. [or]

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.”

According to the company’s Chilean attorney, as Rockport Homes Chile Limitada (“RHCL”) was the sole obligor on the lease, no liability extended to the Registrant or any of its other subsidiaries. When RHCL was dissolved, the lessor had no recourse against the Company and therefore the Company credited the remaining balance due on the lease to operations. Attached is the related Chilean Civil Codes (in spanish) and the attorney’s English translation.

Mr. John Cash
December 10, 2005

A reconciliation of the balance of the lease obligation at the time of RHCL’s dissolution is as follows:

Monthly Rent USD	$31,297.00
Term of Lease	24	months
	751,128.00
Less Rental deposit	(95,150.70)
Less: payments 2001	(252,003.13)
Less: payments 2002	(125,188.00)
Calculated liability	$278,786.17

Balance Per Dec 31, 2004	$283,984.63

Difference	$(5,198.46)

Item 8 – Controls and Procedures

The Registrant has amended its 10Q to revise the section “Controls and Procedures: to disclose that management’s evaluation of the effectiveness of its disclosure controls and procedures was as of the end of Registrant’s quarter.

Item 9.Exhibit 31 – Certifications

The Section 302 certifications have been revised accordingly.

If I can be further assistance, please contact me.

Sincerely,

/s/ William Malone

William Malone, President